

May 5, 2014

<u>Via E-mail</u>
Steven P. Rasche
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

>   **Re: The Laclede Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2013**
>   **Filed November 26, 2013**
>   **Form 10-Q for the Quarter Ended March 31, 2014**
>   **Filed April 29, 2014**
>   **Response dated April 17, 2014**
>   **File No. 001-16681**

Dear Mr. Rasche:

We have reviewed your response dated April 17, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7.Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2013 vs. 2012

Gas Marketing, page 32

1. We note your response to comment 3 in our letter dated April 1, 2014. Based on the revenue information provided on page 87 and your Form 10-Q for the interim period

ended March 31, 2014, intersegment revenues in the Gas Marketing segment represented 4.1% of its revenue during fiscal 2012, 12.8% in fiscal 2013, and 30.1% during the first two quarters of fiscal 2014. You state in your response that intersegment volumes represented 3% of the Gas Marketing segment's total volume in fiscal 2012 and 5% in fiscal 2013. Please tell us what caused the significant increase in the percentage of revenues that intersegment revenues represent during these periods, your perceived impact of these sales on the profitability of the segment, and why you believe this information is or is not useful in understanding the Gas Marketing segment's results of operations before eliminations. In your response, please specifically address the aforementioned intercompany sales percentage during each period presented.

Form 10-Q for the Quarter Ended March 31, 2014

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 43

2. We note your disclosure that your assessment of the effectiveness of disclosure controls and procedures does not include MGE as the acquisition of MGE occurred during the last twelve months, which is an exclusion in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from your scope in the year following an acquisition. We have the following comments:

- Please provide us with the general guidance you are referring to that permits the exclusion of recently acquired businesses from the scope of your assessment of disclosure controls and procedures.

- We note that your conclusion regarding the effectiveness of disclosure controls and procedures on page 93 of your Form 10-K for the fiscal year ended September 30, 2013 did not contain any scope limitations. As the acquisition of MGE occurred prior to your September 30, 2013 evaluation date, please explain in detail what, if anything, changed between this evaluation and the evaluation performed as of March 31, 2014 disclosed in your Form 10-Q that required you to specifically identify the MGE scope limitation.

- While no scope limitation was included in your September 30, 2013 conclusion regarding the effectiveness of disclosure controls and procedures, please specifically tell us whether your September 30, 2013 conclusion contained scope limitations consistent with those disclosed in your December 31, 2013 and March 31, 2014 conclusions contained in the respective Forms 10-Q.

Changes in Internal Control over Financial Reporting, page 43

3. We note your disclosure regarding your evaluation and implementation of changes to processes, policies and other components of internal control relating to MGE's acquisition. We also note that your disclosure on page 93 of your Form 10-K for the fiscal year ended September 30, 2013 did not make reference to these evaluations and implementations related to MGE. Please tell us whether you believe your acquisition of MGE resulted in any changes that materially affected your internal control over financial reporting during the fourth fiscal quarter of the fiscal year ended September 30, 2013, and whether you believe your disclosure reflects the underlying facts and circumstances.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief